UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2)  X

CITIBANK, N.A.

(exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Indentifiction No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

GM Financial Consumer Automobile Receivables Trust 2025-1

(Exact name of obligor as specified in its charter)

Delaware	33-6564189
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Indentifiction No.)

c/o Wilmington Trust Company, as Owner Trustee 1100 North Market Street, Wilmington, Delaware Or such other address specified in the applicable Prospectus Supplement	19890
(Address of principal executive office)	(Zip Code)

Asset Backed Securities

(Title of the Indenture Securities)

Item 1. General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16. List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A (as of December 31, 2023 – Attached)

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 3rd day of January 2025.

CITIBANK, N.A.

By	/s/ Kristen Driscoll
Kristen Driscoll
Senior Trust Officer

Exhibit 7

CONSOLIDATED STATEMENT OF CASH FLOWS	Citigroup Inc. and Subsidiaries

	Years ended December 31,
In millions of dollars	2023	2022	2021

Cash flows from operating activities of continuing operations

Net income before attribution of noncontrolling interests	$9,381	$14,934	$22,025

Net income attributable to noncontrolling interests	153	89	73

Citigroup’s net income	$9,228	$14,845	$21,952

Income (loss) from discontinued operations, net of taxes	(1)	(231)	7

Income from continuing operations—excluding noncontrolling interests	$9,229	$15,076	$21,945

Adjustments to reconcile net income to net cash provided by (used in) operating activities of continuing operations

Net loss (gain) on sale of significant disposals(1)	(1,462)	(762)	700

Depreciation and amortization	4,560	4,262	3,964

Deferred income taxes	(2,416)	(1,141)	1,413

Provisions for credit losses and for benefits and claims	9,186	5,239	(3,778)

Realized gains from sales of investments	(188)	(67)	(665)

Impairment losses on investments and other assets	323	499	206

Goodwill impairment	—	535	—

Change in trading account assets	(77,838)	(2,273)	43,059

Change in trading account liabilities	(15,302)	9,118	(6,498)

Change in brokerage receivables net of brokerage payables	(5,402)	7,936	1,412

Change in loans held-for-sale (HFS)	1,929	4,421	(3,809)

Change in other assets	(6,361)	(4,992)	(2,139)

Change in other liabilities(2)	3,587	5,343	6,839

Other, net	6,739	(18,125)	(15,559)

Total adjustments	$(82,645)	$9,993	$25,145

Net cash provided by (used in) operating activities of continuing operations	$(73,416)	$25,069	$47,090

Cash flows from investing activities of continuing operations

Change in securities borrowed and purchased under agreements to resell	$19,701	$(38,113)	$(32,576)

Change in loans	(44,525)	(16,591)	(1,173)

Proceeds from sales and securitizations of loans	4,801	4,709	2,918

Net payment due to transfer of net liabilities associated with divestitures(1)	(1,393)	5,741	—

Available-for-sale (AFS) debt securities

Purchases of investments	(235,139)	(218,747)	(205,980)

Proceeds from sales of investments	41,886	79,687	125,895

Proceeds from maturities of investments	200,437	140,934	120,936

Held-to-maturity (HTM) debt securities

Purchases of investments	(1,373)	(42,903)	(136,450)

Proceeds from maturities of investments	12,838	12,188	21,164

Capital expenditures on premises and equipment and capitalized software	(6,583)	(5,632)	(4,119)

Proceeds from sales of premises and equipment and repossessed assets	56	63	190

Other, net	835	(791)	(1,551)

Net cash used in investing activities of continuing operations	$(8,459)	$(79,455)	$(110,746)

Cash flows from financing activities of continuing operations

Dividends paid	$(5,212)	$(5,003)	$(5,198)

Issuance of preferred stock	2,739	—	3,300

Redemption of preferred stock	(4,145)	—	(3,785)

Treasury stock acquired	(1,977)	(3,250)	(7,601)

Stock tendered for payment of withholding taxes	(329)	(344)	(337)

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CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)	Citigroup Inc. and Subsidiaries

	Years ended December 31,
In millions of dollars	2023	2022	2021

Change in securities loaned and sold under agreements to repurchase	$75,663	$11,159	$(8,240)

Issuance of long-term debt	65,819	104,748	70,658

Payments and redemptions of long-term debt	(64,959)	(57,085)	(74,950)

Change in deposits	(57,273)	68,415	44,966

Change in short-term borrowings	(9,639)	19,123	(1,541)

Net cash provided by financing activities of continuing operations	$687	$137,763	$17,272

Effect of exchange rate changes on cash, due from banks and deposits with banks	$95	$(3,385)	$(1,198)

Change in cash, due from banks and deposits with banks	(81,093)	79,992	(47,582)

Cash, due from banks and deposits with banks at beginning of year	342,025	262,033	309,615

Cash, due from banks and deposits with banks at end of year	$260,932	$342,025	$262,033

Cash and due from banks (including segregated cash and other deposits)	$27,342	$30,577	$27,515

Deposits with banks, net of allowance	233,590	311,448	234,518

Cash, due from banks and deposits with banks at end of year	$260,932	$342,025	$262,033

Supplemental disclosure of cash flow information for continuing operations

Cash paid during the year for income taxes	$5,727	$3,733	$4,028

Cash paid during the year for interest	72,989	22,615	7,143

Non-cash investing activities(1)(3)(4)

Transfer of investment securities from HTM to AFS	$3,324	$—	$—

Transfer of investment securities from AFS to HTM	—	21,688	—

Decrease in net loans associated with divestitures reclassified to HFS	—	16,956	9,945

Decrease in goodwill associated with divestitures reclassified to HFS	—	876	—

Transfers to loans HFS (Other assets) from loans HFI	7,866	5,582	7,414

Transfers from loans HFS (Other assets) to loans HFI	322	—	—

Non-cash financing activities(1)(4)

Decrease in long-term debt associated with divestitures reclassified to HFS	$—	$—	$479

Decrease in deposits associated with divestitures reclassified to HFS	—	19,691	8,407

(1)	See Note 2.
(2)	Includes balances related to the FDIC special assessment and restructuring charges. See Notes 9 and 30.
(3)

In January 2023, Citi adopted ASU 2022-01. Upon adoption, Citi transferred $3.3 billion of mortgage-backed securities from HTM classification to AFS classification as allowed under the ASU. At the time of transfer, the securities were in an unrealized gain position of $0.1 billion, which was recorded in AOCI upon transfer.

(4)

Operating and finance lease right-of-use assets and lease liabilities represent non-cash investing and financing activities, respectively, and are not included in the non-cash investing activities presented here. See Note 29 for more information and balances as of December 31, 2023 and 2022.

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

151